UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-250122, 333-255865 and 333-271884).

EXPLANATORY NOTE

This Form 6-K/A (this “Amendment”) is being filed to amend the Form 6-K filed on November 9, 2023 (the “Original 6-K”) to correct a scrivener’s error in Section 2.2(a) in the Security Purchase Agreement, dated November 8, 2023, by and between Sequans Communications S.A., a société anonyme organized under the laws of France and Renesas Electronics America Inc., a California corporation and wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation, which was filed as Exhibit 4.1 to the Original 6-K. Exhibit 4.1 filed with this Amendment replaces Exhibit 4.1 to the Original 6-K in its entirety, and all other disclosures in, and exhibits to, the Original 6-K remain unchanged.

Exhibit Index

The following exhibits are filed as part of this Form 6-K/A:

Exhibit No.	Description

4.1	Security Purchase Agreement, dated November 8, 2023, by and between Sequans Communications S.A. and Renesas Electronics America, Inc.

4.2*	Note issued by Sequans Communications S.A. dated November 8, 2023.

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: November 13, 2023	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer